TELUS CONFIDENTIAL

8, 555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9

Robert McFarlane	Telephone 604.697.8010
Executive Vice President & Chief Financial Officer	Facsimile 604.435.5579
robert.mcfarlane@telus.com

August 10, 2009

Via EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549 USA

Re:	TELUS Corporation ("TELUS" or the "Company")
Form 40-F for the fiscal year ended December 31, 2008
File No. 001-15144
Dear Sir:

Further to your letter of July 10, 2009, and my letter dated July 23, 2009, requesting an extension of the time period for response, please find the Company's response to your comment. For ease of reference, the Company has reproduced the Staff's comment in italics with the response following the comment.

Note 6 – Segmented Information, pages 30-31
1)
We have reviewed your response to comment 3 and the information in Annex A that is provided to your chief operating decision maker. We believe that each line item under Wireline EBITDA and Wireless EBITDA on page 42 of Annex A is a separate operating segment under SFAS 131 as discrete financial information is provided to your chief operating decision maker on a monthly basis. We believe that the chief operating decision maker can use this "Business Unit" EBITDA to make resource allocation decisions and to assess performance. In addition each operating segment is a reporting unit when testing goodwill for impairment.

We note from your response that you believe your segment presentation is appropriate since you do "not have discrete financial information such as Operating Income, Capital Expenditure and Assets at the product category level." Such information is not necessary for a component to constitute an operating segment, EBITDA information is sufficient.

If you believe that these line items under Wireline EBITDA and Wireless EBITDA can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis. In addition to your analysis of paragraphs 17(a) through 17(e), please provide us with an analysis that includes historical and projected revenues and EBITDA, along with any other information you believe would be useful in understanding how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if EBITDA is decreasing for one operation and increasing for another). Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

TELUS CONFIDENTIAL
Mr. Larry Spirgel
United States Securities and Exchange Commission
August 10, 2009

The Company respectfully disagrees with the view that each of the line items under wireline and wireless on page 42 of Annex A (excluding the wireline total and wireless total line items therein) is a separate operating segment under SFAS 131 for the reasons set forth below.

The Company has previously concluded, and continues to believe, that its operating segments and its reportable segments are wireline and wireless as that view is more clearly representative of how the Company's business is managed. As set out in Note 6 Segmented information (Form 40-F, Exhibit 99.4, audited consolidated financial statements, pages 30-32), segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. The Company's wireline and wireless segmented information is regularly reviewed by the Company's Chief Executive Officer (the Company's chief operating decision maker).

SUMMARY OF ANALYSIS

The Company would contrast and analyze its view of segmentation and the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) of segmentation as follows:

Operating segment criteria		Wireline and wireless view	Page 42 of Annex A line item view*	SFAS 131 reference
1.	Engages in business activities from which it may earn revenues and incur expenses	✓	≈	10(a)
2.	Results are regularly reviewed by chief operating decision maker	✓	✗	10(b)
3.	Reviewed to make decisions about resource allocation and assess performance	✓	✗	10(b)
4.	Discrete financial information is available	✓	✗	10(c)
5.	Other factors	✓	✗	13

✓	Criteria for consideration as an operating segment are met
≈	As discussed in Section 1 following, not all of the Company's business units earn revenues and incur expenses
✗	Criteria for consideration as an operating segment are not met
*	Excluding the wireline total and wireless total line items therein

The following is an analysis of the operating segment criteria supporting the conclusions reflected in the preceding table.

1. ENGAGES IN BUSINESS ACTIVITIES FROM WHICH IT MAY EARN REVENUES AND INCUR EXPENSES

The wireline and wireless view and the customer facing business units view, which are a subset of the page 42 of Annex A line item view, earn revenues and incur expenses; the two views, however, do not both report measures of profitability (as discussed in Section 2 following).

The Company's non-customer facing business units (its business capabilities units and business enabling units) included on page 42 of Annex A do not satisfy the operating segment definition criteria set out in paragraph 10(a) of SFAS 131.

As set out in "Description of the Business and General Developments – Organization" in the Company's Annual Information Form (Form 40-F, Exhibit 99.3, pages 6-7), as at December 31, 2008, the Company was organized into four customer facing business units: TELUS Consumer Solutions, TELUS Business Solutions, TELUS Québec and TELUS Partner Solutions (representing approximately 54%, 33%, 5% and 8%, respectively, of the Company's external revenues for the year ended December 31, 2008). (As discussed in this, and following sections, the chief operating decision maker does not discretely manage the Company's business on a customer facing business unit basis and thus the Company does not track or measure expenses such that an earnings performance measure is available for the customer facing business units. As a result, no percentages corresponding to those provided for revenues have been provided for the apportionment of an earnings performance measure.) These customer facing business units receive essential support from the business capabilities units comprised of Technology Strategy and Business Transformation and Technology Operations, as well as from business enabling units comprised of Finance (which includes corporate development, regulatory affairs and government relations) and Human Resources (which includes corporate communications and

TELUS CONFIDENTIAL
Mr. Larry Spirgel
United States Securities and Exchange Commission
August 10, 2009

enterprise services). As contemplated by paragraphs 10-11 of SFAS 131, the business capability units and the business enabling units would not be operating segments as they do not earn revenues other than incidental items.

As set out in "Description of the Business and General Developments – Wireline and wireless segments" in the Company's Annual Information Form (Form 40-F, Exhibit 99.3, pages 7-8), TELUS earns the majority of its revenue (voice, data and wireless network revenue) from access to, and usage of, its telecommunication infrastructure. The majority of the balance of TELUS' revenue (other revenue and wireless equipment revenue) arises from providing products that facilitate access to, and usage of, TELUS' telecommunications infrastructure. As discussed further in Sections 2 and 3 following, the Company is managed around its two telecommunications infrastructure assets, its wireline and wireless networks; this is a reason why the referenced section of the Company's Annual Information Form speaks to the Company's wireline and wireless segments.

As the data that prompted the SEC Staff's comment is contained on the page in the reporting package entitled "Contribution to EBITDA By Business Unit", in order to properly frame the analysis, the Company's usage of the term "business unit" needs to be stated. (The page more accurately could have been entitled "Contribution to Wireline and/or Wireless EBITDA by Business Unit".) "Business unit" is not a universally, precisely defined term. Some define "business unit" as a standalone, self-contained enterprise, complete with its own assets, operations, management and records; such a definition would allow for an expectation of an earnings performance measure, such as operating income, net income or the non-GAAP measure EBITDA (such earnings performance measures considered in questions 9 and 15 of the FASB's Q&A 131 – Segment Information: Guidance on Applying Statement 131), to be prepared and reported for the business unit. At the other end of the continuum, others define "business unit" as a division, department or a function within an enterprise which would not itself represent a standalone, self-contained enterprise; such a definition would not allow for an expectation of an earnings performance measure, non-GAAP or otherwise. Although the Company does not itself use the term "business unit" in reference to its wireline and wireless segments, such usage would more closely align with the first definition. The Company's use of the term "business unit" more closely aligns with the latter definition – its business units are not standalone, self-contained enterprises – and, as discussed further in Section 2 following, the Company's business units do not report any earnings performance measure, such as operating income, net income or EBITDA.

Similarly, the Company's usage of the term "contribution to EBITDA" needs to be stated. Simply put, each business unit's contribution to wireline and/or wireless EBITDA is the revenues it is responsible for generating (if any) less the costs it is responsible for controlling. As discussed in Sections 2 and 3 following, all the costs necessary to generate the revenue within a customer facing business unit do not reside within the customer facing business unit. "Contribution to EBITDA" is not an earnings performance measure as viewed by the Company or its chief operating decision maker. "Contribution to EBITDA" is a measure that allows the Company's chief operating decision maker to monitor revenue generation and control of certain costs.

2. RESULTS ARE REGULARLY REVIEWED BY CHIEF OPERATING DECISION MAKER

The Company's chief operating decision maker does not regularly review the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) of results.

The page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) is not the chief operating decision maker's focus when reviewing the Company's results. This is evidenced by the placement and brevity of the business unit results contrasted with the much more expansive and prominent placement of the wireline and wireless segment information in the Company's monthly reports. The Company notes that while it includes information regarding its business units in its monthly reports, such information is located near the end of Annex A (pages 39-42) and represents only a small portion (4 pages) of the entire 67 page document (as contrasted with the small portion (5 pages) dealing with consolidated results and the significant portion (31 pages) that is segmented based upon a wireline and wireless view). During in-depth and regularly occurring review of the Annex A report, the chief operating decision maker's, and the Company's, focus is on the wireline and wireless results and typically there is minimal discussion, if any, of the customer facing business unit results.

The customer facing business unit information on pages 39-42 of Annex A is provided to the chief operating decision maker as supplemental analytical information on sales, primarily by type of customer, and supplemental analytical information on direct costs controllable by the customer facing business unit. TELUS Consumer Solutions and TELUS Business Solutions, the Company's two largest customer facing business units and the only ones which each have revenues that are 10% or more of the Company's combined internal and external revenues (as noted in Section 1

TELUS CONFIDENTIAL
Mr. Larry Spirgel
United States Securities and Exchange Commission
August 10, 2009

above), operationally focus on marketing, sales and customer care for their respective customers; their respective contribution to the wireline and/or wireless EBITDA amounts on page 42 of Annex A reflect an incomplete measure of EBITDA as the measure only includes direct selling expenses (e.g. marketing, sales costs including commissions and a portion of cost of sales for equipment sold and customer care) which the Company only considers to be only one part of the Company's business as acquiring a customer is only one of many activities that will result in a future stream of recurring revenues. On pages 39-42 of Annex A, the balance of the expenses which are necessary to deliver customer services and for maintenance and operations of the wireline and wireless networks, and which earn revenues attributed to the customer facing business units, reside in the business capabilities units and business enabling units, hence the captioning of the page as "Contribution to EBITDA By Business Unit". In contrast, the Company's EBITDA by wireline and wireless is a complete measure of EBITDA (using the Company's definition of EBITDA).

The following table contrasts how the transactions in the Company's view of segmentation and the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) of segmentation map to the Company's statement of income line items which comprise EBITDA.

	Wireline and wireless view		Page 42 of Annex A line item view*
	Wireline	Wireless	Customer facing business units	Business capabilities units	Business enabling units
Revenue	✓	✓	✓	✗	✗
Operations expense					✗
Cost of sales and service	✓	✓	≈	≈	✗
Selling, general and administrative	✓	✓	≈	✗	≈
Restructuring costs	✓	✓	✗	✗	✓
	✓	✓	✗	✗	✗
EBITDA**	Yes	Yes	No	No	No

✓	Statement of income line item, or component thereof, fully included in view
≈	Statement of income line item, or component thereof, partially included in view
✗	Statement of income line item, or component thereof, not included in view
*	Excluding the wireline total and wireless total line items therein
**
Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

Of the Company's operations expense of $5,974 million (before inter-segment eliminations) for the year ended December 31, 2008, approximately $2,556 million (43% of total operations expense (before inter-segment eliminations)) would be reflected in business units' other than TELUS Consumer Solutions' and TELUS Business Solutions' contributions to EBITDA. For example, expenses of the business capability units (Technology Strategy and Business Transformation and Technology Operations) that are incurred to generate and sustain the revenues reported by the customer facing business units, for activities such as maintenance and operation of the wireline and wireless networks, cannot be reasonably allocated amongst the Company's customer facing business units and therefore are not reflected in the customer facing business unit contribution to the wireline and/or wireless EBITDA amounts (these expenses in fact are neither measured nor tracked by customer facing business unit). These expenses, however, are measured and tracked for the Company's wireline and wireless operations. The reason that such expenses cannot be reasonably allocated amongst the customer facing business units is that all of the Company's wireline and wireless customers, whether they are consumer or business customers, are serviced by the same wireline and wireless telecommunication infrastructure network assets, respectively. It is not reflective of the actual use of the telecommunications infrastructure network assets to separate them between consumer or business telecommunication infrastructure network assets. Therefore, for resource allocation and performance assessment, management relies on the EBITDA measured by the wireline and wireless segments, which incorporates these expenses into the calculation of EBITDA rather than the contribution to wireline and/or wireless EBITDA amounts of the customer facing business units, which do not take these expenses into account.

The Company's view is that the test that is set out in paragraph 10(b) SFAS 131 is whether operating results are, rather than can be (as suggested by the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein)), regularly reviewed by the Company's chief operating decision maker to make decisions about resource allocation and assess performance. This is consistent with the language of Section II(L)(1) of the SEC Division of

TELUS CONFIDENTIAL
Mr. Larry Spirgel
United States Securities and Exchange Commission
August 10, 2009

Corporation Finance's Current Accounting and Disclosure Issues in the Division of Corporation Finance. The test is not met if information is not in fact used for the above purpose even if it can be used for such purpose. How and for what purpose any information is used is a factual test dependent on each company and its chief operating decision maker. In the case of the Company, such information is not regularly used for the purpose of making resource allocation decisions and to assess performance.

Although no specific guidance is contained in SFAS 131 regarding the relative importance and direct relevance of information reviewed by the chief operating decision maker, the Company believes it is a necessary consideration when it applies SFAS 131's principle – that information be disclosed based on the way the chief operating decision maker views the Company's activities.

3. REVIEWED TO MAKE DECISIONS ABOUT RESOURCE ALLOCATION AND ASSESS PERFORMANCE

The Company's chief operating decision maker does not regularly use the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) of results to make resource allocation decisions and to assess performance.

The Company operates in a capital intensive industry and is itself essentially comprised of two telecommunications infrastructure assets: its wireline and wireless networks. These networks interact with each other and with compatible telecommunications infrastructure assets of other telecommunications companies. The Company's wireline and wireless networks are the drivers of the Company's capital investment and product delivery. The Company's business, including its revenues and expenses, is effectively managed along these lines. A significant portion of the Company's expenses, including information systems, network operations and technology strategy, are all managed along the lines of wireline and wireless segments and the Company's capital expenditure program is prioritized, managed and reported by wireline and wireless segments. The Company's capital expenditure program is not prioritized, not managed and not reported by the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein). The Company's strategic planning, including its technology strategy and regulatory strategy, as well as its financial forecasting and planning process, is also organized and executed through a wireline and wireless view.

The information contained on pages 39-42 of Annex A (excluding the wireline total and wireless total line items therein) are not the "operating results [that] are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance" (paragraph 10(b) of SFAS 131) because other important, more comprehensive information, such as the segmented information provided by wireline and wireless, is used by the chief operating decision maker to make decisions about resource allocations and assess performance. As discussed above in Section 2, the information contained on page 42 of Annex A only provides partial information about the Company's revenues and expenses by customer facing business unit and thus does not fully or meaningfully report their respective operating results. The Company believes that business capabilities unit expenses and capital expenditures relating to information systems, network sustainment and growth, new product and services development and maintenance are critical inputs for making decisions about resource allocations for ongoing management of the Company's existing subscriber base and telecommunications infrastructure network assets; the customer facing business units contribution to wireline and/or wireless EBITDA amounts in the page 42 of Annex A line item view do not consider, and do not measure, those expenses and capital expenditures. Resource allocation decisions and performance assessment based upon such incomplete information would be quite inadequate. Paragraph 89 of SFAS 131 states that "... many items of revenue or expense clearly relate to a particular segment and that it would be unlikely that the information used by management would omit those items." This supports the concept that the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) would not be used by management, due to the incomplete presentation of EBITDA as detailed above in Section 2, and would thus support operating segments of wireline and wireless, which do include these expenses.

4. DISCRETE FINANCIAL INFORMATION IS AVAILABLE

Discrete financial information for the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) is not available, whereas it is for the wireline and wireless segments.

As discussed previously in Section 2, although partial discrete information is available, the Company does not consider that the partial discrete information underpinning the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) to be a fulsome and comprehensive measure of operating results. To be fulsome and

TELUS CONFIDENTIAL
Mr. Larry Spirgel
United States Securities and Exchange Commission
August 10, 2009

comprehensive the information would need to be sufficiently detailed and include information about capital expenditures related to the Company's telecommunication infrastructure assets. The Company does not measure and track its telecommunications infrastructure and related assets or its capital expenditures on this basis for the reasons previously set forth in Section 3 and thus would be unable to report them using the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein).

5. OTHER FACTORS

To the Company's knowledge, the page 42 of Annex A line item view (excluding the wireline total and wireless total line items therein) is not used by key constituents such as the Company's Board of Directors, the Company's regulators, investment analysts, or credit rating agencies.

The Company produces reports in which its business activities are presented in a variety of different ways. Paragraph 13 of SFAS 131 sets out that "If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors." Paragraph 70 of SFAS 131 sets out, in part, that "[i]n many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise's activities." Segmentation by wireline and wireless is the basis upon which financial performance, planning and budget information is provided to, reviewed with and approved by, the Company's Board of Directors.

The Company is subject to different regulatory regimes in Canada for wireline and wireless services. The wireline segment has been historically regulated as a public utility by the Canadian Radio-television and Telecommunications Commission. In the past three years, much of the wireline business has been forborne from tariff regulation although stand alone primary exchange service still remains subject to the price caps form of regulation and many aspects of the wireline business are still subject to non-market policy regulation, e.g. obligation to serve. (A more fulsome discussion of the price caps form of regulation can be found in Note 4(b) Regulation of rates charged to customers – Price caps form of regulation (Form 40-F, Exhibit 99.4, audited consolidated financial statements, page 22).) The Company's wireless business on the other hand has been forborne from tariff regulation since 1994, subject to general rules protecting customers from unjust discrimination under the Telecommunication Act. Industry Canada continues to regulate the allocation of radio frequencies under the Radiocommunication Act and is therefore the primary regulator for wireless related activities.

Disclosing EBITDA and financial information segmented by wireline and wireless is also consistent with the financial information the Company regularly provides to investment analysts, credit rating agencies and other financial institutions. Although the Company has regularly disclosed that it is comprised of business units, it has no record of any financial information users, including those cited, requesting financial reporting by business units.

For the reasons described above, the Company respectfully submits that it is appropriate to continue to report its wireline and wireless segments, rather than by business unit, which is more clearly representative of how the Company and its Board of Directors view its operating results and report them to regulators, investment analysts, credit rating agencies and other financial institutions.

Lastly, although the SEC Staff has requested an analysis of the Company's situation in respect of the aggregation and quantitative thresholds set out in paragraphs 17-21 of SFAS 131, such an analysis would not be necessary if SEC Staff accepts the Company's reasoning on why the Company has only two operating segments, wireline and wireless. For that reason, the Company has not included such analysis at this time.

Yours truly,

TELUS Corporation

/s/ Robert G. McFarlane
Robert G. McFarlane
Executive Vice President
and Chief Financial Officer